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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                          Centennial Technologies, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    151392107
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                                 (CUSIP Number)



                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                  The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                         (Continued on following pages)
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CUSIP No. 151392107                13G                      Page 2 of 6 Pages



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    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PaineWebber Group Inc.  13-2760086
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [   ]
                                                                     (b) [   ]
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    3    SEC USE ONLY

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    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
         NUMBER OF          5    SOLE VOTING POWER

          SHARES                      -
                            ---------------------------------------------------
       BENEFICIALLY

         OWNED BY           6         SHARED VOTING POWER

           EACH                       -
                            ---------------------------------------------------
                            7         SOLE DISPOSITIVE POWER
         REPORTING
                                      0 shares
                            ---------------------------------------------------
          PERSON            8         SHARED DISPOSITIVE POWER

           WITH                       -
                            ---------------------------------------------------

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 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 shares
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                     [   ]

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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%
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12       TYPE OF REPORTING PERSON*

         HC
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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CUSIP No. 151392107                  13G                  Page 3 of 6 Pages


ITEM 1.

         (a)      Name of Issuer:

                  Centennial Technologies, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  37 Manning Road
                  Billerica, Massachusetts  01821

ITEM 2.

         (a)      Name of Person Filing:

                  PaineWebber Group Inc.

         (b)      Address of Principal Business Office or, if none, Residence:

                  1285 Avenue of the Americas
                  New York, New York  10019

         (c)      Citizenship:

                  Delaware

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  151392107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

         (a)      [  ]     Broker or Dealer registered under Section 15 of the
                           Act

         (b)      [  ]     Bank as defined in section 3(a)(6) of the Act

         (c)      [  ]     Insurance Company as defined in section 3(a)(19) of
                           the Act
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CUSIP No. 151392107                   13G                    Page 4 of 6 Pages


         (d)      [  ]     Investment Company registered under section 8 of the
                           Investment Company Act of 1940

         (e)      [  ]     Investment Adviser registered under section 203 of
                           the Investment Advisers Act of 1940

         (f)      [  ]     Employee Benefit Plan, Pension Fund which is subject
                           to the provisions of the Employee Retirement Income
                           Security Act of 1974 or Endowment Fund; see Section
                           240.13d-1(b)(1)(ii)(F)

         (g)      [x ]     Parent Holding Company, in accordance with Section
                           240.13d-1(b)(1)(ii)(G)
                           (Note: See Item 7)

         (h)      [  ]     Group, in accordance with Section 240.13d-1(b)(1)
                           (ii)(H)


ITEM 4.           OWNERSHIP.

         (a)      Amount Beneficially Owned:

                  As of February 28, 1997, the Reporting Person beneficially owned no shares. On or about February 12, 1997, the Reporting Person, through its wholly-owned subsidiary, PaineWebber Incorporated, acquired the power to dispose of 3,006,000 shares held in a margined account as a result of a failure to meet a margin call on that account. The Reporting Person, through its wholly-owned subsidiary, PaineWebber Incorporated, disposed of all such shares in a series of transactions between February 12, 1997 and February 28, 1997.

         (b)      Percent of Class:

                  0%

         (c)      Number of shares as to which such person has:

                     (i)   sole power to vote or to direct the vote:

                           -

                    (ii)   shared power to vote or to direct the vote:

                           -

                   (iii) sole power to dispose or to direct the disposition of:

                           0 shares
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CUSIP No. 151392107                     13G                  Page 5 of 6 Pages


                    (iv) shared power to dispose or to direct the disposition of:

                           -



ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].


ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  PaineWebber Icorporated ("PWI") acquired the security being reported on by PaineWebber Group Inc. ("PWG"). PWG is a parent holding company as that term is defined by Rule 13d-1(b)(i)(ii)(G) of the Securities Exchange of 1934 (the "Act"). PWI, a wholly-owned subsidiary of PWG, is a broker-dealer registered under Section 15 of the Act.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10.          CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
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CUSIP No. 151392107                      13G                 Page 6 of 6 Pages


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             March 10, 1997
                                    ----------------------------------------
                                                 Date

                                     /s/   Regina Dolan
                                    ----------------------------------------
                                    Name:  Regina Dolan
                                    Title: Chief Financial Officer, PaineWebber
                                           Group Inc.